40-33

Cohen & Steers Infrastructure Fund, Inc.
280 Park Avenue
New York, New York 10017

October 27, 2010

Securities and Exchange Commission
Filing Desk
100 F. Street, NE
Washington, D.C. 20549

Re: Cohen & Steers Infrastructure Fund, Inc. (File No. 811-21485)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management company (the "Fund") pursuant to Section 33 of the Investment Company Act of 1940, as amended, is the following document:

(i) A copy of the shareholder derivative complaint filed in the Supreme Court of the State of New York, New York County on August 26, 2010.

If there are any questions regarding this filing, please contact the undersigned at (212) 832-3232.

Very truly yours,

Tina M. Payne

Tina M. Payne
Assistant Secretary

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

LLOYD GAMMON, Derivatively on Behalf of Nominal Defendant COHEN & STEERS INFRASTRUCTURE FUND, INC., Plaintiff, v. COHEN & STEERS CAPITAL MANAGEMENT, INC., MARTIN COHEN, ROBERT H. STEERS, ADAM M. DERECHIN, FRANCIS C. POLI, JAMES GIALLANZA, LISA D. PHELAN, WILLIAM F. SCAPELL, ROBERT S. BECKER, JOSEPH M. HARVEY, YIGAL D. JHIRAD and COHEN & STEERS, INC., Defendants, and COHEN & STEERS INFRASTRUCTURE FUND, INC., Nominal Defendant.	Index No.: SUMMONS Date Filed and Purchased: August 26, 2010

TO THE ABOVE-NAMED DEFENDANTS:

Cohen & Steers Capital Management, Inc. 280 Park Avenue, 10th Floor New York, NY 10017	Martin Cohen 16 E. 64th St. New York, NY 10065	Robert H. Steers 15 Hilltop Pl. Rye, NY 10580
Adam M. Derechin 61 Merlin Ave. Sleepy Hollow, NY 10591	Francis C. Poli 323 Warner Hill Rd. Southport, CT 06890	James Giallanza 777 Park Ave. Belford, NJ 07718
Lisa D. Phelan 65 Abbington Ter. Glen Rock, NJ 07452	William F. Scapell 109 Grand St., Apt. 601 Hoboken, NJ 07030	Robert S. Becker 21 Westfair Dr. Westport, CT 06880
Joseph M. Harvey 243 E. 49th St. New York, NY 10017	Yigal D. Jhirad 10440 Queens Blvd., Apt. 15B Forest Hills, NY 11375	Cohen & Steers, Inc. 280 Park Avenue, 10th Floor New York, NY 10017

You are hereby summoned to answer the complaint in this action and to serve a copy of your answer, or if the complaint is not served with this summons, to serve a notice of appearance, on the plaintiff's attorneys within twenty (20) days after the service of this summons, exclusive of the day of service (or within thirty (30) days after service is complete if this summons is not personally delivered to you within the State of New York); and in case of your failure to appear or answer, judgment will be taken against you by default for the relief demanded herein.

The basis of venue is defendant Cohen & Steers, Inc.'s principal place of business, which is 280 Park Avenue, New York, New York.

Dated: August 26, 2010
New York, New York

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

/s/ Gerald H. Silk
Gerald H. Silk
Jai Chandrasekhar
Brett Van Benthysen
1285 Avenue of the Americas
New York, New York 10019
Tel: (212) 554-1400
Fax: (212) 554-1444

BARROWAY TOPAZ KESSLER MELTZER & CHECK, LLP
Lee D. Rudy
Michael J. Hynes
Eric L. Zagar
Kristen L. Ross
280 King of Prussia Road
Radnor, PA 19087
Tel: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiffs

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

LLOYD GAMMON, Derivatively on Behalf of Nominal Defendant COHEN & STEERS INFRASTRUCTURE FUND, INC. Plaintiff, v. COHEN & STEERS CAPITAL MANAGEMENT, INC., MARTIN COHEN, ROBERT H. STEERS, ADAM M. DERECHIN, FRANCIS C. POLI, JAMES GIALLANZA, LISA D. PHELAN, WILLIAM F. SCAPELL, ROBERT S. BECKER, JOSEPH M. HARVEY, YIGAL D. JHIRAD and COHEN & STEERS, INC. Defendants, and COHEN & STEERS INFRASTRUCTURE FUND, INC. Nominal Defendant.	**Index No.** ____________ **JURY TRIAL DEMANDED**

SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiff Lloyd Gammon ("Plaintiff"), by his undersigned attorneys, brings this Shareholder Derivative Complaint on behalf of nominal defendant Cohen & Steers Infrastructure Fund, Inc. ("Infrastructure Fund" or the "Fund") (formerly known as the Cohen & Steers Select Utility Income Fund, Inc.) against the defendants named herein.

NATURE OF THE ACTION

1. This is a shareholder derivative action brought for the benefit of the Fund against certain current and former directors and executive officers of the Fund (the "Individual Defendants," as defined below), Cohen & Steers Capital Management, Inc. ("CSCM"), the investment adviser to the Fund (the "Adviser" and collectively with the Individual Defendants, the "Defendants") and Cohen & Steers, Inc. ("Cohen & Steers"), the parent company of the Adviser, to remedy the Defendants' breaches of fiduciary duties and Cohen & Steers' aiding and abetting thereof.

2. The Individual Defendants, as directors and executive officers of the Fund, and the Adviser, as the Fund's investment adviser, controlled the business affairs of the Fund and owed fiduciary duties to the Fund and the Fund's common shareholders.

3. These Defendants breached their fiduciary duties to the Fund and its common shareholders by causing the Fund to redeem Auction Market Preferred Securities ("AMPS") (also known as Auction Rate Preferred Shares ("ARPS")) of the Fund at their liquidation value[1] when the secondary market valued the AMPS at a significant discount from their liquidation value. This redemption of the AMPS occurred at the expense of the Fund and its common shareholders.

4. The Fund has no obligation to redeem the AMPS at liquidation value. To the contrary, the prospectuses for the AMPS warned investors that holders of the AMPS had no right to have the AMPS redeemed or repurchased at their liquidation value (absent specified circumstances that have not occurred) and that the Fund was under no obligation to maintain the liquidity of the AMPS. Moreover, the prospectuses warned that the auctions could fail, and that

[1] A preferred security's "liquidation value" represents the amount of capital that was contributed to the Fund by investors when the preferred shares were first offered to investors. The AMPS' liquidation value in this case is $25,000 per share. Accordingly, liquidation value is the equivalent of full value.

in the event of such failure, the existing holders of AMPS could not sell their securities until the next *successful* auction.

5. Nonetheless, starting on September 24, 2008, the Fund announced that it would commence redeeming the AMPS at their liquidation value. By redeeming the AMPS at what was (and still is) a significant premium to their market value, the Defendants favored the holders of the AMPS to the detriment of the Fund and its common shareholders. In addition, the Individual Defendants and the Adviser caused the Fund to waste its assets, thereby harming the Fund and its common shareholders.

6. To enable the Fund to replace the financial leverage provided by the AMPS, the Defendants caused the Fund to obtain debt financing through credit lines with lenders. This debt financing further harmed the Fund and its common shareholders because, on information and belief, the debt financing is on terms that are much less favorable to the Fund than the AMPS, including higher interest rates and additional fees. Further, the long-term, if not permanent, leverage provided to the Fund through the AMPS could not be duplicated through the use of this debt financing, where neither the amount nor duration of the leverage is controlled over the long-term by the Fund. Indeed, unlike the AMPS, which had durations of at least 30 to 40 years, and often were perpetual and thus of infinite duration, this debt financing has a duration of at most a few years – if not on rolling terms.

7. The Defendants' motive for redeeming the AMPS at their liquidation value was to preserve the business relationships between the holders of the AMPS, on one side, and the Adviser, the Adviser's publicly traded parent company, Cohen & Steers, and Cohen & Steers' broker-dealer subsidiary, Cohen & Steers Securities, LLC ("Cohen & Steers Securities") (collectively, the "Adviser and its affiliates") on the other. Upon information and belief, brokers

whose clients held the Fund's AMPS threatened to no longer purchase other Cohen & Steers investment vehicles if the AMPS were not redeemed at their liquidation value. Accordingly, redeeming the AMPS at their liquidation value gave the Adviser and its affiliates a direct benefit, to the detriment of the Fund and its common shareholders.

8. At the time the auction markets failed in 2008, the Adviser and its affiliates held large volumes of AMPS and other auction-rate securities on their balance sheets and had a strong incentive to make it appear as if the AMPS had retained their value. Ultimately, the Fund's redemption of the AMPS at their liquidation value enabled the Adviser and its affiliates to avoid substantial writedowns of their own because sales of the AMPS at their fair market value would have required the Adviser and its affiliates to mark down the carrying value of AMPS and other auction rate securities on their own balance sheets to their fair market value.

9. Additionally, a significant portion of the Fund's portfolio managers' compensation and the Adviser's management and advisory fees were based on the amount of assets under management, which would severely suffer if in the future brokers directed their clients' money elsewhere. In fact, according to the Fund's Shareholder Reports, the Fund's portfolio managers "[s]alaries, bonuses and stock-based compensation are also influenced by the operating performance of the Advisor and [Cohen & Steers]. While the annual salaries of the Advisor's portfolio managers are fixed, cash bonuses and stock based compensation may fluctuate significantly from year to year, based on changes in manager performance and other factors."

10. As a result of the misconduct by the Individual Defendants and the Adviser and its affiliates, the Fund and its common shareholders sustained, and continue to sustain, substantial damages.

11. Plaintiff makes the allegations in this Complaint upon personal knowledge as to himself and his acts, and upon information and belief as to all other matters, based upon the investigation of counsel.

JURISDICTION AND VENUE

12. Jurisdiction and venue are proper in this Court. A substantial part of the events alleged and complained of herein occurred in New York State, and the Fund maintains its principal executive offices in New York County.

PARTIES

13. Plaintiff Lloyd Gammon is a holder of the common shares of the Infrastructure Fund, was a shareholder of the Infrastructure Fund at the time of the wrongdoing alleged herein, and has been a shareholder of the Infrastructure Fund continuously since that time.

14. Nominal Defendant Infrastructure Fund, a Maryland corporation, is registered as a non-diversified, closed-end management investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Formerly known as the Cohen & Steers Select Utility Income Fund, Inc., on January 1, 2010, the Fund changed its name to the Infrastructure Fund. Prior to January 1, 2010, the Fund's investment objective was a high level of after-tax total return which was achieved through investment in utility companies. Effective January 1, 2010, the Fund's investment objective was changed to total return with an emphasis on income. In connection with the investment objective change, the Fund also changed its principal investment strategy to focus on infrastructure companies. As more fully detailed in ¶44, the Fund has redeemed $652,000,000 worth of AMPS at their liquidation value, which, according to its March 8, 2010 Shareholder Report was 100% of the Fund's issued and outstanding AMPS.

The Infrastructure Fund's principal executive offices are located at 280 Park Avenue, 10th Floor, New York, New York.

15. Defendant CSCM, a New York corporation, was at all relevant times the investment adviser and manager to the Fund and to all of the funds in the Cohen & Steers family of closed-end mutual funds. The Adviser provided investment research and recommended strategies and other portfolio management services in exchange for annual fees from the Fund, and had authority to execute transactions and select brokers for the Fund. CSCM is a subsidiary of Cohen & Steers, and its principal executive offices are located at 280 Park Avenue, 10th Floor, New York, New York.

16. Defendant Martin Cohen ("Cohen"), a co-founder of Cohen & Steers, has served as the Co-Chairman of the Board of Directors of the Fund since 1991 and as a Portfolio Manager of the Fund since 2004. Cohen is also the Co-Chairman and Co-Chief Executive Officer of CSCM (since 2003) and its parent, Cohen & Steers (since 2004), and a Vice President of Cohen & Steers Securities. Cohen is an "interested director" of the Fund because of his affiliation with the Adviser.

17. Defendant Robert H. Steers ("Steers"), a co-founder of Cohen & Steers, has served as the Co-Chairman of the Board of Directors of the Fund since 1991 and as a Portfolio Manager of the Fund since 2004. Steers is also the Co-Chairman and Co-Chief Executive Officer of CSCM (since 2003) and its parent, Cohen & Steers (since 2004), and a Vice President of Cohen & Steers Securities. Steers is an "interested director" of the Fund because of his affiliation with the Adviser.

18. Defendant Adam M. Derechin ("Derechin") has served as the President and Principal Executive Officer of the Fund since 2005. Derechin has also served as the Chief

Operating Officer ("COO") of CSCM since 2003, and of Cohen & Steers since 2004. Previously, Derechin was a Senior Vice President of CSCM and Vice President and Assistant Treasurer of the Cohen & Steers funds.

19. Defendant Francis C. Poli ("Poli") has served as the Secretary of the Fund, and as an Executive Vice President, Secretary and General Counsel of CSCM and Cohen & Steers, since 2007. Previously, Poli was the General Counsel of Allianz Global Investors of America LP.

20. Defendant James Giallanza ("Giallanza") has served as the Treasurer and Chief Financial Officer ("CFO") of the Fund, and as a Senior Vice President of CSCM, since 2006. Previously, Giallanza was the Deputy Head of the US Funds Administration and Treasurer and CFO of various Legg Mason mutual funds.

21. Defendant Lisa D. Phelan ("Phelan") has served as the Chief Compliance Officer of the Fund since 2006. Phelan has also served as a Senior Vice President and the Director of Compliance of CSCM since 2007, and as a Vice President of CSCM since 2006.

22. Defendant William F. Scapell ("Scapell") has served as a Vice President of the Fund, and as a Senior Vice President of CSCM, since 2003. Scapell has also served as a Portfolio Manager of the Fund since 2004.

23. Defendant Robert S. Becker ("Becker") has served as a Vice President of the Fund, and as a Senior Vice President of CSCM, since 2003. Becker has also served as a Portfolio Manager of the Fund since 2004.

24. Defendant Joseph M. Harvey ("Harvey") has served as a Vice President of the Fund, and as a Portfolio Manager of the Fund, since 2004. Harvey has also served as the

President and Chief Investment Officer of CSCM since 2003, and as the President of Cohen & Steers since 2004.

25. Defendant Yigal D. Jhirad ("Jhirad") has served as a Vice President of the Fund, and as a Senior Vice President of CSCM, since 2007. Prior to that, Jhirad was an Executive Director at Morgan Stanley.

26. The defendants identified in ¶¶ 16 – 25 are collectively referred to herein as the "Individual Defendants."

27. Defendant Cohen & Steers is a Delaware corporation with its principal executive offices located at 280 Park Avenue, New York, New York. Together with its wholly-owned subsidiaries, Cohen & Steers manages income-oriented equity portfolios. Cohen & Steers' revenue is derived primarily from investment advisory, administration, distribution and service fees received from open-end and closed-end mutual funds, and through investment advisory fees received from institutional separate accounts. Cohen & Steers derives investment advisory fees from closed-end mutual funds based on each fund's investment objective and strategy, and also receives a separate fee for providing administrative services to the closed-end mutual funds. For services under the investment advisory and administration agreements, the closed-end mutual funds pay Cohen & Steers a monthly fee based on a percentage of the funds' average assets under management. In the years ended December 31, 2009, 2008 and 2007, investment advisory and administrative fees from the closed-end mutual funds totaled approximately $34.5 million, $61.9 million and $78.0 million, respectively, and accounted for 31%, 38% and 36%, respectively, of Cohen & Steers' investment advisory and administrative fee revenue.

DUTIES OF THE INDIVIDUAL DEFENDANTS AND THE ADVISER

28. By reason of their positions as officers or directors, or the investment adviser of the Fund, and because of their ability to control the business affairs of the Fund, the Individual Defendants and the Adviser owed the Fund and its common shareholders the fiduciary obligations of good faith, trust, loyalty, and due care, and were required to use their utmost ability to control and manage the Fund in a fair, just, honest, and equitable manner. The Defendants were required to act in furtherance of the best interests of the Fund and its common shareholders so as to benefit all common shareholders equally and not in furtherance of the Defendants' personal interest or benefit where doing so would harm the Fund or its common shareholders. In addition, the Defendants were required to maximize the value of the Fund for the benefit of the common shareholders and were not permitted to provide preferential treatment to holders of the AMPS to the detriment of the Fund and its common shareholders. Each Individual Defendant and the Adviser owed the Fund and its common shareholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of the Fund's property and assets, and the highest obligations of fair dealing.

29. To discharge their duties, the Individual Defendants and the Adviser were required to exercise reasonable and prudent supervision over the management, policies, practices, and internal controls of the Fund. By virtue of such duties, the Individual Defendants and the Adviser were required to, among other things: (i) exercise good faith in ensuring that the Fund was operated in a diligent, honest, and prudent manner and complied with all applicable federal and state laws, rules, regulations, and requirements, including acting only within the

scope of their legal authority; and (ii) refrain from unduly benefiting themselves and other of the Fund's insiders at the expense of the Fund.

30. The Individual Defendants and the Adviser, because of their positions of control and authority as directors or officers or the investment adviser of the Fund, were able to and did, directly or indirectly, exercise control over the wrongful acts complained of herein.

FACTUAL ALLEGATIONS

31. Prior to redeeming the AMPS at issue in the case, according to the Infrastructure Fund's Shareholder Report, filed with the Securities and Exchange Commission ("SEC") on February 29, 2008, as of December 31, 2007 the Infrastructure Fund had $652,000,000 (liquidation value) of AMPS issued and outstanding.

32. In a successful Dutch auction, bidders offer to buy a specific number of AMPS at the lowest dividend rate they would accept for purchasing those AMPS at their liquidation value. The auction is run by a broker/dealer, who ranks the incoming bids from the lowest to highest minimum bid rate. Holders of AMPS have three options: (1) the holder may issue a Hold order, which means the holder would remove the AMPS from the auction regardless of the new dividend rate; (2) the holder may issue a Bid or Hold at Rate order, which means the holder would sell his AMPS if an acceptable rate was met; or (3) the holder may issue a Sell order, which means the AMPS would be sold to a bidder regardless of the new dividend rate, assuming the auction does not fail. The broker/dealer running the auction matches the bids and offers, and the periodic dividend rate on the AMPS is then reset to the lowest bid rate at which all of the shares offered for sale can be sold at liquidation value.

33. In a failed auction there are insufficient bids to purchase all the shares offered by sellers. In the event of a failed auction, the prospectuses and terms of the AMPS provide for the

dividend rate to be reset to a preset maximum rate in order to compensate AMPS holders who were not able to sell. Payment of dividends at this preset maximum rate is the sole compensation available to the AMPS holders in the event of a failed auction.

34. The ability of the holders of AMPS to sell the AMPS in the periodic auctions, assuming that sufficient bids were submitted by other investors for the auctions to succeed, gave the appearance that the AMPS were highly liquid. During the period from the issuance of the AMPS until approximately the end of 2007, this was generally true: there were sufficient bids for the auctions to succeed, enabling AMPS holders who wished to do so to sell their AMPS in the auctions.

35. However, the terms of the AMPS and the prospectuses for the AMPS put investors on notice that the Fund could not ensure liquidity for the AMPS, and that the Adviser had no duty to submit bids in the periodic auctions that reset dividend rates. Investors in the AMPS were also warned that, absent specified circumstances that have not occurred, the holders of the AMPS had no right to have their AMPS redeemed at liquidation value, that the Fund was under no obligation to redeem the AMPS, that AMPS investors may "not be able to sell any or all" of the AMPS, and that they may not be able to sell the AMPS at their liquidation value:

> *Secondary Market Risk* If you try to sell your AMPS between auctions, ***you may not be able to sell any or all of your shares, or you may not be able to sell them for $25,000 per share or $25,000 per share*** plus accumulated but unpaid dividends, if any, whether or not earned or declared. ... You may transfer shares outside of auctions only to or through a broker-dealer that has entered into an agreement with the auction agent and the Fund or other person as the Fund permits. ... Broker-dealers that maintain a secondary trading market for the AMPS are not required to maintain this market, and ***the Fund is not required to redeem shares either if an auction or an attempted secondary market sale fails because of a lack of buyers.*** The AMPS are not listed on a stock exchange or the National Association of Securities Dealers Automated Quotations, Inc. ("NASDAQ") stock market. If you sell your AMPS to a broker-dealer between auctions, you may receive less than the price you paid for them, especially when

> market interest rates have risen since the last auction and during a special rate period.

Prospectus for Infrastructure Fund at 34 (February 12, 2007) (emphasis added). The prospectuses for the AMPS uniformly used the same, or substantially similar, language.

36. Additionally, the prospectuses stated that the AMPS could only be bought or sold through auctions or through broker-dealers, who were not required to provide or maintain liquidity for the AMPS, and that an AMPS investor's ability to resell the AMPS may be limited:

> Broker-dealers may, but are not obligated to, maintain a secondary trading market in the AMPS outside of auctions. There can be no assurance that a secondary market will provide owners with liquidity. You may transfer shares outside of auctions only to or through a broker-dealer that has entered into an agreement with the auction agent and the Fund, or other persons as the Fund permits.
>
> * * *
>
> [T]he fact that an auction clears successfully does not mean that an investment in the AMPS involves no significant liquidity or credit risk. A broker-dealer is not obligated to continue to place such bids or to continue to encourage other bidders to do so in any particular auction to prevent an auction failure or an auction from clearing at a rate such broker-dealer believes does not reflect the market for the AMPS. ***Investors should not assume that such broker-dealer will place bids or encourage others to do so or that auction failures will not occur.*** Investors should also be aware that bids by a broker-dealer or by those it may encourage to place bids may cause lower auction rates to occur.
>
> * * *
>
> **Existing Holder's Ability to Resell AMPS May Be Limited**
>
> An existing owner may sell, transfer or dispose of AMPS only in an auction, pursuant to a bid or sell order in accordance with the auction procedures, or outside an auction, to or through a broker-dealer.
>
> Existing Holders will be able to sell all of the AMPS that are the subject of their submitted sell orders only if there are bidders willing to purchase all those AMPS in the auction. ***If sufficient clearing bids have not been made, existing holders that have submitted sell orders will not be able to sell in the auction all, and may not be able to sell any, of the AMPS*** subject to such submitted sell orders. As discussed above (see "—Bidding by Broker-Dealer"), a broker-dealer may submit a bid in an auction to avoid an auction failure, but it is not obligated to do so. There may not always be enough bidders to prevent an auction failure in the

> absence of a broker-dealer bidding in the auction for its own account or encouraging others to bid. ***Therefore, auction failures are possible***, especially if the Fund's credit were to deteriorate, if a market disruption were to occur or if, for any reason, each broker-dealer were unable or unwilling to bid.
>
> Between auctions, there can be no assurance that a secondary market for the AMPS will develop or, if it does develop, that it will provide existing holders the ability to resell the AMPS on the terms or at the times desired by an existing holder. Each broker-dealer, in its own discretion, may decide to buy or sell the AMPS in the secondary market for its own account from or to investors at any time and at any price, including at prices equivalent to, below, or above par for the AMPS. However, a broker-dealer is not obligated to make a market in the AMPS and may discontinue trading in the AMPS without notice for any reason at any time. ***Existing holders who resell between auctions may receive an amount less than par, depending on market conditions.***

Prospectus for Infrastructure Fund at 16, 58, 60 (February 12, 2007) (emphasis added). The prospectuses for the AMPS uniformly used the same, or substantially similar, language.

37. Additionally, the terms of the AMPS and the prospectuses for the AMPS also cautioned investors of the very risks that materialized when the auction rate market dried up, as one auction after another failed due to insufficient demand from buyers, causing the AMPS to become unsellable:

> Risk is inherent in all investing. Therefore, before investing in AMPS and the Fund you should consider certain risks carefully. The primary risks of investing in AMPS are: ...
>
> - if you try to sell your AMPS between auctions you may not be able to sell any or all of your shares or you may not be able to sell them for $25,000 per share or $25,000 per share plus accumulated but unpaid dividends, if any, whether or not earned or declared;
> - if the Fund has designated a special rate period, changes in interest rates could affect the price you would receive if you sold your shares in the secondary market;
> - you may transfer your shares outside of auctions only to or through a broker-dealer that has entered into an agreement with the auction agent and the Fund or other person as the Fund permits;
> - if an auction fails, you may not be able to sell some or all of your AMPS;

> - you may receive less than the price you paid for your AMPS if you sell them outside of the auction, especially when market interest rates are rising;
>
> * * *
>
> *Auction Risk.* The dividend rate for the AMPS normally is set through an auction process. In the auction, holders of AMPS may indicate the dividend rate at which they would be willing to hold or sell their AMPS or purchase additional AMPS. The auction also provides liquidity for the sale of AMPS. An auction fails if there are more AMPS offered for sale than there are buyers. ***You may not be able to sell your AMPS at an auction if the auction fails. A holder of the AMPS therefore can be given no assurance that there will be sufficient clearing bids in any auction or that the holder will be able to sell its AMPS in an auction.*** ...
>
> As noted above, if there are more AMPS offered for sale than there are buyers for those AMPS in any auction, the auction will fail and you may not be able to sell some or all of your AMPS at that time. The relative buying and selling interest of market participants in your AMPS and in the auction rate securities market as a whole will vary over time, and such variations may be affected by, among other things, news relating to the Fund, the attractiveness of alternative investments, the perceived risk of owning the security (whether related to credit, liquidity or any other risk) ... and market sentiment generally. Shifts of demand in response to any one or simultaneous particular events cannot be predicted and may be short-lived or exist for longer periods.

Prospectus for Infrastructure Fund at 9, 11 (February 12, 2007) (emphasis added). The prospectuses for the AMPS uniformly used the same, or substantially similar, language.

38. Further, in the event of a failed auction, the prospectuses for the AMPS informed investors that:

> If there are not sufficient clearing bids, the applicable rate for the next rate period will be the maximum applicable rate on the auction date. However, if the Fund has declared a special rate period and there not sufficient clearing bids, the applicable rate for the next rate period will be the same as during the current rate period. If there are not sufficient clearing bids, beneficial owners of the AMPS that have submitted or are deemed to have submitted sell orders may not be able to sell in the auction all shares subject to such sell orders. If all of the outstanding AMPS are the subject of submitted hold orders, then the rate period following the auction will automatically be the same length as the preceding rate period and the applicable rate for the next rate period will be 90% of the reference rate.

Prospectus for Infrastructure Fund at 62 (February 12, 2007). The prospectuses for the AMPS uniformly used the same, or substantially similar, language.

39. Beginning in February 2008, the auction market for AMPS dried up, as one auction after another failed due to insufficient demand from buyers, causing the AMPS to become unsellable. Bidders refused to buy the AMPS at dividend rates acceptable to existing holders of the AMPS, and the holders of the AMPS refused to sell the AMPS at dividend rates acceptable to the bidders. In particular, the Adviser and other large financial institutions stopped bidding in the AMPS auctions (in which they had no obligation to bid), and no active secondary market for the AMPS existed. To date, the auctions have continued to fail.

40. Since February 2008, a very limited secondary market in auction rate securities such as the AMPS has resulted in transactions in limited volumes at significant discounts from their liquidation value, including, for example, transactions at 70 to 80 cents on the dollar. In recognition of this discounted value, certain broker-dealers have valued auction rate securities such as the AMPS below their liquidation value on client statements.

41. Other financial institutions have recognized that auction rate securities such as the AMPS are not worth their liquidation value in the current environment. For example, on June 4, 2009, Pioneer Investment Management, Inc. and two Pioneer closed-end management investment companies that also issued AMPS (referred to by Pioneer as ARPS) stressed the illiquidity of the securities and their deflated value in a filing with the SEC:

> The auction markets for the ARPS issued by the Fund are not currently functioning, and the Fund and the Adviser believe that auction markets for existing ARPS are unlikely to function normally again. The Fund and the Adviser also believe that an established secondary market for ARPS that would assure that the holders of ARPS would receive the liquidation preference of $25,000 per share does not exist and that no such secondary market is likely to develop. As the auction process is no longer functioning and in the absence of an established secondary market that would provide the holders of ARPS with the liquidation preference of $25,000, there is currently no reliable mechanism for holders of ARPS, including the holders of the Fund' ARPS, to obtain liquidity.

Amendment No. 1 to the Application to Section 6(c), 17(b), and 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder exempting applicants to the extent necessary from Section 17(a)(2) of the Act and permitting certain joint transactions in accordance with Section 17(d) of the Act and Rule 17d-1.

42. The Adviser, however, has declined to value the AMPS at prices below their liquidation value, as doing so would force the Adviser and its affiliates to recognize large losses on their own holdings of AMPS and other auction rate securities.

43. Despite the continued failed auctions and the absence of an active secondary market, beginning on September 24, 2008, the Fund announced that it would commence redeeming the AMPS at their liquidation value. The redemptions were executed using the Fund's assets, causing cash and other assets of the Fund that were part of the common shareholders' investment to be used to borrow funds that were distributed to the AMPS holders and thus causing financial harm to the Fund and its common shareholders.

44. The Adviser and the Individual Defendants who control the Infrastructure Fund have caused the Infrastructure Fund to redeem at liquidation value $652,000,000 worth of AMPS, despite the fact that the securities were not worth their liquidation value and could not otherwise have been sold at this value. According to the Infrastructure Fund's public filings, including Notifications of Redemptions and Certified (Annual and Semi-Annual) Shareholder Reports filed with the SEC, the Infrastructure Fund has redeemed $652,000,000 worth of AMPS at their liquidation value as follows:

Date Notification of Redemption Filed	AMPS Series & Redemption Date	Number of AMPS Redeemed	Dollar Amount of AMPS Redeemed Per Redemption
June 30, 2009	M7 on July 21, 2009	1,497	$37,425,000
June 30, 2009	T7 on July 22, 2009	1,497	$37,425,000
June 30, 2009	W7 on July 23, 2009	1,497	$37,425,000
June 30, 2009	TH7 on July 24, 2009	1,319	$32,975,000
June 30, 2009	F7 on July 20, 2009	1,497	$37,425,000
June 30, 2009	T28 on July 22, 2009	1,179	$29,475,000
June 30, 2009	TH28 on July 24, 2009	1,497	$37,425,000
June 30, 2009	T7-2 on July 22, 2009	1,497	$37,425,000
March 19, 2009	M7 on March 27, 2009	26	$650,000
March 19, 2009	T7 on March 25, 2009	26	$650,000
March 19, 2009	W7 on March 26, 2009	26	$650,000
March 19, 2009	TH7 on March 27, 2009	23	$575,000
March 19, 2009	F7 on March 26, 2009	26	$650,000
March 19, 2009	T28 on March 27, 2009	21	$525,000
March 19, 2009	TH28 on March 27, 2009	26	$650,000
March 19, 2009	T7-2 on March 25, 2009	26	$650,000
September 24, 2008	M7 on October 21, 2008	1,877	$46,925,000
September 24, 2008	T7 on October 22, 2008	1,877	$46,925,000
September 24, 2008	W7 on October 23, 2008	1,877	$46,925,000
September 24, 2008	TH7 on October 24, 2008	1,658	$41,450,000
September 24, 2008	F7 on October 27, 2008	1,877	$46,925,000
September 24, 2008	T28 on October 15, 2008	1,480	$37,000,000
September 24, 2008	TH28 on October 31, 2008	1,877	$46,925,000
September 24, 2008	T7-2 on October 22, 2008	1,877	$46,925,000
Totals:		***26,080***	***$652,000,000***

45. The Fund and its common shareholders were harmed by the refinancing of the AMPS undertaken in connection with the redemptions. To redeem the AMPS without sacrificing the leverage they provided, the Fund received approval from the Fund's Board of Directors to refinance leverage through the use of debt financing received through credit lines with lenders. This debt financing further harmed the Fund and its common shareholders because, on information and belief, the debt financing is on terms that are much less favorable to the Fund than the AMPS, including higher interest rates and additional fees. Further, the long-term, if not permanent, leverage provided to the Fund through the AMPS could not be duplicated through the use of this debt financing, where neither the amount nor duration of the leverage is controlled over the long-term by the Fund. Indeed, unlike the AMPS, which had durations of at least 30 to 40 years, and often were perpetual and thus of infinite duration, this debt financing has a duration of at most a few years – if not on rolling terms.

46. The use of this debt financing increased the costs and risks to the Fund while not providing any financial benefits to the Fund or its common shareholders. The debt financing was obtained at significantly higher interest rates than the maximum applicable rates payable on the AMPS, and since the beginning of 2008, market forces have driven down the index rate used to calculate the maximum applicable rates payable on the AMPS, making the cost of the debt financing significantly higher than the cost of the AMPS. In addition, the fees associated with the Fund's debt financing were, on information and belief, many times higher than the corresponding cost of the AMPS.

47. The replacement of the AMPS with debt financing also introduced the possibility that the substituted leverage could be withdrawn at the discretion of the lender providing the debt financing. Whereas the AMPS were issued for 30 to 40 year terms, and sometimes with

perpetual terms, the debt financing that the Fund entered into is short-term financing by nature. Additionally, this new debt financing has also changed the amount of assets required to satisfy the Fund's debt coverage ratio, thus limiting the Fund's ability to invest its assets.

48. Finally, because the Fund redeemed the AMPS at their liquidation value, the Fund had to obtain significantly more financing than would have otherwise been required had it redeemed the AMPS at their much lower market value.

49. Other mutual fund companies, funds and their directors or trustees have explicitly acknowledged that as trustees they owe fiduciary duties to the common shareholders of the funds, and that they owe no fiduciary duty to the holders of the AMPS to redeem the AMPS at liquidation value or at all (absent circumstances specified in the terms of the AMPS that have not occurred). For example, in a case filed by AMPS holders against certain Van Kampen and BlackRock mutual funds and those funds' boards of trustees, in which the AMPS holders alleged that the funds and their boards had a fiduciary duty to redeem the AMPS (referred to by Van Kampen and BlackRock as ARPS) at their liquidation value after the auctions failed, the defendants in their Motion to Dismiss the Amended Complaint stated:

> [A]s a matter of law, the Defendants owe fiduciary duties to preferred shareholders, if at all, solely with respect to rights, if any, they share equally with common shareholders, such as a right to vote on corporate transactions. Here, however, the Funds' preferred and common stock have no shared right to redemption. ... [The governing fund documents specify the ARPS holder's] contractual rights and preferences as an ARPS holder. These fund documents ... expressly provide that the ARPS holders have no right to redemption following a failed auction.

Amegy Bank, N.A. v. Arch, et al., No. 09 Civ. 0754 (HB), Memorandum of Law in Support of Motion to Dismiss the Amended Complaints, at 2-3 (S.D.N.Y. filed Apr. 23, 2009). The same is true here with respect to the Cohen & Steers Fund's AMPS.

50. The defendants in the *Amegy Bank* action also stated in their Motion to Dismiss that "the issuing documents impose no obligation whatsoever on the Funds or Defendants to redeem the ARPS following a failed auction or to maintain a liquid market for the ARPS." *Id.* at 6. Additionally, the defendants argued in their Motion to Dismiss that they:

> [O]we fiduciary duties to preferred shareholders, if at all, only to the extent that the rights of common stock and preferred stock intersect. ... For example, where both securities have voting rights, the directors may owe fiduciary duties of candor to the shareholders of both types of securities when soliciting their votes. Absent any such intersection, however, the rights of preferred stockholders are contractual in nature....
>
> [The ARPS holders'] right of redemption is not a right shared equally with the common shareholders of the Funds. On the contrary, it is an alleged preferential right. ... Thus, ... the Funds' Issuing Documents ... determine what right, if any, [an ARPS holder] has with respect to redemption of ARPS it holds. As previously noted, the Issuing Documents expressly address the Fund's obligation to redeem the ARPS, and no such obligation exists in the event of a failed auction. [The ARPS holders] cannot now rewrite the terms of the governing documents....

Id. at 13-16. Again, the same is true here with respect to the Cohen & Steers Fund's AMPS.

51. The Defendants here were improperly motivated to redeem the AMPS at their liquidation value in order to benefit the Adviser and its affiliates by preserving other business relationships with the AMPS holders. Because the AMPS are denominated at a liquidation value of $25,000 per share, AMPS holders typically include institutional investors such as hedge funds, commercial banks, investment banks, and broker-dealers, some of whom also sponsored issuances of auction rate securities by closed-end mutual funds advised by their affiliated investment advisers. AMPS holders also include high-net-worth individuals, some of whose accounts are managed by stockbrokers who deal exclusively with high-net-worth investors. Such individuals and brokers are generally larger and more lucrative clients of the Adviser and its affiliates than are most common shareholders of the Fund, who generally acquired their common shares of the Fund in secondary market transactions on the stock exchange and either

are not clients of the Adviser and its affiliates, or are typically smaller investors than the AMPS holders. On information and belief, the Adviser and its affiliates also have substantial business relationships unrelated to the Fund with the financial institutions and individuals that hold the AMPS and the brokers for the AMPS holders. On information and belief, some AMPS holders or their brokers have also threatened to stop investing in other financial products offered by the Adviser and its affiliates if the Adviser did not cause the Fund to redeem the AMPS at their liquidation value. The Defendants were therefore incentivized to redeem AMPS at their liquidation value in order to retain the assets of larger institutional and high-net-worth clients, both in the Fund and with respect to investments in the Adviser's and its affiliates' other investment products.

52. Additionally, the Fund's portfolio managers' compensation and the Adviser's management and advisory fees are based on the amount of assets under management, which would suffer severely if clients pulled their money out of the Adviser's or its affiliates' products, or if in the future brokers directed their clients' money elsewhere. Thus, Defendants redeemed the AMPS at their liquidation value at the expense of the Fund and its common shareholders to protect the Adviser's and its affiliates' relationships with institutional and high-net-worth investors, and to protect the present and future compensation and fees those relationships generated for the portfolio managers, the Adviser and its affiliates.

53. On information and belief, the Adviser also had an incentive to create the appearance that the AMPS were worth more than their true value because the Adviser and its affiliates were carrying large quantities of AMPS and other auction rate securities on their own balance sheets. Thus, in addition to providing liquidity for the AMPS holders and enabling them to avoid incurring losses by selling AMPS at market prices, the Fund's redemption of the AMPS

at their liquidation value also enabled the Adviser and its affiliates to avoid substantial writedowns on the substantial volumes of AMPS and auction rate securities of other issuers which, on information and belief, were held by the Adviser and its affiliates.

54. On information and belief, the Adviser and its affiliates avoided recognizing large losses on their own holdings of AMPS and other auction rate securities through tacit or explicit cooperation between the advisers of different families of closed-end funds to redeem the AMPS of the closed-end funds advised by them at liquidation value. This was done so that none of the financial institutions holding such securities would have to write them down to their true, below-liquidation value. Thus, the advisers acted together to avoid losses on their own balance sheets.

55. Defendants' decision to redeem the AMPS at their liquidation value injured the Fund and its common shareholders because the redemptions used the Fund's assets to redeem the AMPS for significantly more than their fair value or market value. The Fund and its common shareholders were also harmed by the cost and risk of replacing the AMPS with inferior debt financing as discussed above.

DERIVATIVE AND DEMAND ALLEGATIONS

56. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress the Individual Defendants' and the Adviser's breaches of fiduciary duties owed to the Fund and its common shareholders.

57. Plaintiff is a common shareholder of the Fund, was a common shareholder of the Fund at the time of the wrongdoing alleged herein, and has been a common shareholder of the Fund continuously since that time.

58. Plaintiff will adequately and fairly represent the interests of the Fund and its common shareholders in enforcing and prosecuting their rights.

59. On May 14, 2010, Plaintiff made a demand (the "Demand") on the Board of Directors of the Fund to take action against the Individual Defendants and the Adviser and to recover the damages to the Fund. Attached hereto as "Exhibit A" is a copy of the Demand.

60. On July 30, 2010, the Board informed Plaintiff that it had established a committee of directors (the "Committee") to "review the issues raised" in the Demand but that "[b]ased on [its] current understanding of the issues" the Committee anticipated that it would not complete its review until sixty (60) days later. Attached hereto as "Exhibit B" is a copy of the Board's July 30, 2010 letter.

61. On August 6, 2010, Plaintiff requested from the Board the following information regarding the Committee: (i) the names of the individuals who make up the Committee; (ii) the mandate of the Committee; (iii) the documents being reviewed by the Committee; (iv) the names of any individuals being interviewed by the Committee; and (v) the names of any consultants retained by the Committee. Attached hereto as "Exhibit C" is a copy of Plaintiff's August 6, 2010 letter.

62. As of the date of this Complaint, neither the Board nor the Committee has responded to Plaintiff's request for additional information.

63. Neither the Board nor the Committee has responded to the Demand in good faith. Further, their purported investigation is unreasonable and inadequate because both the Board and the Committee have delayed responding to the Demand.

64. Given the Board and Committee's failure to respond in good faith to the Demand, Plaintiff has waited a reasonable amount of time prior to filing this Complaint.

COUNT I

Against the Individual Defendants and the Adviser for Breaches of Fiduciary Duty

65. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

66. Each of the Individual Defendants and the Adviser owe and owed to the Fund the fiduciary duties of good faith, loyalty, and due care in management and administration of the affairs of the Fund and in the use and preservation of the Fund's property and assets.

67. By agreeing to act as directors or officers of the Fund, the Individual Defendants accepted their obligations of good faith, loyalty, and due care, to control and manage the Fund in a fair, just, honest, and equitable manner, and to act in furtherance of the best interests of the Fund and its common shareholders.

68. By agreeing to manage the Fund's portfolios, including the selection of securities and overall management of the Fund's business and investment strategies, the Adviser accepted its obligations of good faith, loyalty, and due care, to control and manage the Fund in a fair, just, honest, and equitable manner and to act in furtherance of the best interests of the Fund and its common shareholders.

69. To discharge those duties, the Individual Defendants and the Adviser were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Fund and to maintain the value of the Fund for the common shareholders and not give preferential treatment to the AMPS holders except to the extent expressly required by the contractual terms of the AMPS.

70. As alleged in detail herein, Defendants breached their fiduciary duties of good faith, loyalty, and due care by favoring the interests of the AMPS holders by causing the Fund to

redeem the AMPS at their liquidation value at the expense of the Fund and its common shareholders, and in the absence of any fiduciary or contractual obligation to the AMPS holders to redeem the AMPS at their liquidation value.

71. Redeeming the AMPS at their liquidation value at the expense of the Fund was impermissible because it was contrary to the best interests of the Fund and its common shareholders. By redeeming the AMPS at their liquidation value, the Individual Defendants and the Adviser failed to protect the value of the Fund for the common shareholders. The Individual Defendants and the Adviser effectively misappropriated the assets of the Fund and transferred those assets to persons who were not entitled to the assets, *i.e.*, the AMPS holders, for the improper purpose of preserving lucrative relationships of the Adviser and its affiliates with those persons.

72. Plaintiff has demanded to the Board that the Fund recover from the Individual Defendants and the Adviser the damages caused to the Fund and its common shareholders arising out of the improper redemption of the AMPS.

73. As a result of the Defendants' breaches of fiduciary duties, the Fund has sustained substantial damages through the improper redemption of the AMPS at their liquidation value. The Individual Defendants' and the Adviser's misconduct was not, and could not have been, an exercise of a good faith and valid business judgment. Rather, as alleged herein, the redemptions were intended to promote the interests of the Adviser and its affiliates, unrelated to the business of the Fund, in other business between the Adviser and its affiliates, on the one hand, and the holders of the AMPS, on the other hand, and to protect the interests of the Adviser and its affiliates in avoiding writedowns of the value of AMPS and other auction rate securities held by them.

74. The Individual Defendants and the Adviser are liable to the Fund as a result of the acts alleged herein.

COUNT II

Against the Individual Defendants and the Adviser for Waste of Assets of the Fund

75. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

76. The Individual Defendants and the Adviser caused the Fund to redeem the AMPS, which constituted an acquisition of assets (the AMPS) by the Fund using the Fund's assets at prices far in excess of the market value and fair value of the assets. Since the AMPS could not otherwise be sold at their liquidation value, redeeming the AMPS effectively shifted the losses caused by the failed auctions onto the Fund's common shareholders by reducing the net asset value of the Fund and the net asset value per share of their common shares below what they would have been if the AMPS had been redeemed or repurchased at market value or fair value. These actions amount to waste of valuable assets of the Fund in breach of the Defendants' duties owed to the Fund and the common shareholders.

77. The Individual Defendants and the Adviser are liable to the Fund as a result of the actions alleged herein.

COUNT III

Against Cohen & Steers for Aiding and Abetting the Individual Defendants' and the Adviser's Breaches of Fiduciary Duty

78. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

79. As alleged in detail herein, each of the Individual Defendants and the Adviser had a fiduciary duty to, among other things, refrain from unduly benefiting and favoring the AMPS holders and themselves at the expense of the Fund and the Fund's common shareholders.

80. As alleged in detail herein, the Individual Defendants and the Adviser breached their fiduciary duties by, among other things, improperly redeeming the AMPS at their liquidation value, which was at a significant premium to their market value and fair value.

81. The Individual Defendants and the Adviser breached their fiduciary duties at the behest of Cohen & Steers in a deliberate course of action designed to divert assets from the Fund and its common shareholders to repurchase the AMPS from clients favored by Cohen & Steers at a significant premium to the AMPS' market value and fair value.

82. The actions of the Individual Defendants and the Adviser directly benefited Cohen & Steers by helping to retain clients to whom Cohen & Steers wanted to continue providing financial products and services, and thereby continue to generate substantial fees for Cohen & Steers and its affiliates.

83. As a direct and proximate result of Cohen & Steers' aiding and abetting the breaches of fiduciary duties committed by the Individual Defendants and the Adviser, the Fund has sustained damages, as alleged herein.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A. Declaring that the Defendants have breached their fiduciary duties owed to the Fund and its common shareholders;

B. Awarding monetary damages against all Defendants, individually, jointly or severally, in favor of the Fund, for all losses and damages suffered as a result of the redemptions of AMPS at their liquidation value;

C. Awarding Plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

D. Granting such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby requests a trial by jury.

Dated: August 26, 2010

Respectfully submitted,

BERNSTEIN LITOWITZ BERGER & GROSSMANN LLP

/s/ Gerald H. Silk
Gerald H. Silk
Jai K. Chandrasekhar
Brett Van Benthysen
1285 Avenue of the Americas
New York, NY 10019
Tel: (212) 554-1400
Fax: (212) 554-1444

BARROWAY TOPAZ KESSLER MELTZER & CHECK, LLP
Lee D. Rudy
Michael J. Hynes
Eric L. Zagar
Kristen L. Ross
280 King of Prussia Road
Radnor, PA 19087
Tel: (610) 667-7706
Fax: (610) 667-7056

Counsel for Plaintiff

EXHIBIT A

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (610) 822-2209
E-Mail: ezagar@btkmc.com

May 14, 2010

VIA FEDEX
Mr. Martin Cohen
Mr. Robert H. Steers
Co-Chairmen of the Board
Cohen & Steers Infrastructure Fund Inc.
280 Park Avenue, 10th Floor
New York, NY 10017

Re: Shareholder Demand

Dear Messrs. Cohen and Steers:

This firm represents Sidney Korn and Lloyd Gammon (the "Shareholders"), common shareholders of the Cohen & Steers Infrastructure Fund Inc. (the "Fund"), formerly known as Cohen & Steers Select Utility Income Fund, Inc. I write on behalf of the Shareholders to demand that the Board of Directors of the Fund (the "Board") take action to remedy breaches of fiduciary duties to the Fund by Cohen & Steers Capital Management, Inc., the investment manager to the Fund (the "Manager"), and the directors and certain executive officers of the Fund.

As you know, on September 24, 2008, March 19, 2009 and June 30, 2009, the Fund announced that it would redeem Auction Market Preferred Shares (the "AMPS") of the Fund at par value. To date, the Fund has redeemed at par $1,447,000,000 worth of AMPS.[1] Under the terms of the AMPS and the prospectus by which they were sold, the holders of AMPS have no right to have the AMPS redeemed or repurchased at par and the Fund has no obligation to redeem or repurchase the AMPS at par (absent circumstances specified in the terms of the AMPS that have not occurred). The holders of the AMPS were on notice that the periodic auctions, in which the dividend rate for the AMPS is reset and holders have the opportunity to offer to sell their AMPS. could fail. The terms of the AMPS and the underlying prospectuses also put the holders of the AMPS on notice that if the auctions fail, the holders may be unable to sell their AMPS. The Fund has no obligation to take any action to prevent the AMPS auctions from failing or to ensure liquidity for holders of the AMPS in any way (absent circumstances specified in the terms of the AMPS that have not occurred).

---

[1] Including $795,000,000 in AMPS redeemed by Cohen & Steers REIT and Utility Income Fund, Inc. (the "REIT and Utility Income Fund") prior to its March 12, 2010 reorganization into the Fund.

Since early 2008, the auction market for AMPS has continuously failed, making the AMPS illiquid. Since the AMPS auction market collapsed, the secondary market for AMPS has consisted of transactions significantly below par. There exists no secondary market on which the AMPS can be sold at par value or at any price that does not reflect a significant discount from par. Therefore, the market value and fair value of the AMPS issued by the Fund were significantly less than par at the times they were redeemed. The Fund's preferential treatment of the AMPS holders by redeeming the AMPS at par value at the expense of the Fund was impermissible because it was contrary to the best interests of the Fund and its common shareholders.

By reason of their positions and because of their ability to control the business affairs of the Fund, the Manager and the Fund's directors and officers owe to the Fund and its shareholders the fiduciary obligations of loyalty and care. The Manager also owes fiduciary obligations to the Fund and its shareholders under the Investment Company Act of 1940 and the Investment Advisers Act of 1940. The Shareholders believe that the Manager and the following directors and officers violated these fiduciary duties by causing the Fund to redeem the AMPS at par: Co-chairmen of the Board Martin Cohen and Robert H. Steers, directors Bonnie Cohen, George Grossman, Richard E. Kroon, Richard J. Norman, Frank K. Ross, Willard H. Smith Jr. and C. Edward Ward Jr., President and Chief Executive Officer Adam M. Derechin, Treasurer and Chief Financial Officer James Giallanza, Secretary Francis C. Poli, Chief Compliance Officer Lisa D. Phelan, Vice Presidents Joseph M. Harvey, William F. Scapell, Robert S. Becker, and Yigal D. Jhirad, and former Vice President of the REIT and Utility Income Fund Thomas N. Bohjalian (collectively, the "Directors and Officers").

In particular, the Shareholders believe that the Manager and the Directors and Officers breached their duty of loyalty to the Fund when they caused the Fund to redeem the AMPS at par at the expense of the Fund and its common shareholders. The Shareholders believe that the redemptions were improperly motivated to benefit the Manager by preserving its and its affiliates' other business relationships with the AMPS holders. For example, the holders of the AMPS are believed to include institutional investors, such as hedge funds, banks, and broker-dealers, with which the Manager and its affiliates have substantial business relationships unrelated to the Fund. The AMPS holders are also believed to include high net worth individuals and other investors who, directly or through their brokers, are believed to have threatened to stop buying other products sold by the Manager if the Manager did not cause the Fund to redeem the AMPS at par. The Fund's at-par redemptions also benefitted the Manager and its affiliates who owned and were carrying large quantities of AMPS of various issuers on their own balance sheets.

Further, the Shareholders believe the Manager and the Directors and Officers wasted Fund assets by causing the Fund to redeem the AMPS at par value despite evidence indicating that the market value and fair value of the AMPS were far less than par at the time they were

BARROWAYTOPAZ KESSLERMELTZERCHECK LLP

redeemed. Redeeming the AMPS at par constituted an acquisition of assets (the AMPS) by the Fund using the Fund's cash at prices far in excess of the market value and fair value of the assets. The redemptions effectively shifted the losses caused by the failed auction market from the AMPS holders to the Fund and its common shareholders. The redemption of the AMPS at par value therefore constitutes waste and further breaches the duties owed by the Manager, Directors, and Officers to the Fund and its common shareholders. Additionally, the Shareholders maintain that the Fund was inappropriately charged excessive fees in light of the actions detailed herein.

On behalf of the Shareholders, I hereby demand that the Board take action against the Manager and each of the Directors and Officers to recover the damages described herein for the benefit of the Fund. I also demand that the Board refrain from authorizing any further redemptions or repurchases of AMPS by the Fund at prices in excess of fair value or market value at the time of the transaction. Any such redemptions or repurchases would result in additional damages to the Fund.

If the Fund does not commence appropriate action within a reasonable period of time, the Shareholders will commence a shareholder derivative action on behalf of the Fund to obtain appropriate relief. This Shareholder Demand also serves to put all affected entities and individuals identified herein on notice of their document preservation and collection responsibilities.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Eric L. Zagar

ELZ/rm

EXHIBIT B

BINGHAM

Timothy P. Burke
Direct Phone: (617) 951-8620
Facsimile: (617) 951-8736
timothy.burke@bingham.com

July 30, 2010

By Email (ezagar@btkmc.com) and Fedex

Eric L. Zagar, Esq.
Barroway Topaz Kessler Meltzer & Check, LLP
280 Park Avenue
New York, NY 10017

Re: ***Shareholder Demands – Cohen & Steers Quality Income Realty Fund, Inc. and Cohen & Steers Infrastructure Fund, Inc.***

Dear Mr. Zagar:

I write with respect to your demand letter dated May 14, 2010 to Messrs. Martin Cohen and Robert H. Steers, Co-Chairmen of the Board of the Cohen & Steers Income Realty Fund, Inc., on behalf of Daniel Livson, and with respect to your demand letter dated May 14, 2010 to Messrs. Martin Cohen and Robert H. Steers, Co-Chairmen of the Board of the Cohen & Steers Infrastructure Fund, Inc., on behalf of Sidney Korn and Lloyd Gammon.

A committee of independent directors (the "Committee") has been formed to review the issues raised in the demand letters. *See* attached Press Release dated June 23, 2010. The Committee has engaged Bingham McCutchen LLP to serve as its counsel in connection with the review. The Committee requests that you provide us with any additional information or support that you have for the assertions in the demand letters and advise us whether there are any other matters that you wish to call to the attention of the Committee, so that it may consider such information in connection with its review. Based on our current understanding of the issues, the Committee anticipates completing its review in approximately sixty (60) days. We will be in contact with you at the end of the review process.

Boston
Hartford
Hong Kong
London
Los Angeles
New York
Orange County
San Francisco
Santa Monica
Silicon Valley
Tokyo
Washington

Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

T +1.617.951.8000
F +1.617.951.8736
bingham.com

A/73451517

Please feel free to contact me.

Very truly yours,

Timothy P. Burke /[illegible]

Timothy P. Burke

cc: Toby R. Serkin, Esq.
T. Peter R. Pound, Esq.

A/73451517

Cohen & Steers, Inc.
280 Park Avenue
New York, NY 10017-1216
Tel (212) 832-3232

COHEN & STEERS

Contact:
Francis C. Poli
Executive Vice President
General Counsel
Cohen & Steers, Inc.
Tel: (212) 446-9112

FOR IMMEDIATE RELEASE

Cohen & Steers Closed-End Funds Receive Demand Letter Regarding Auction Preferred Shares

NEW YORK, June 23, 2010—Cohen & Steers Quality Income Realty Fund, Inc. (NYSE: RQI) and Cohen & Steers Infrastructure Fund, Inc. (NYSE: UTF) (the "Funds") received a demand letter from a law firm on behalf of a common shareholder. The demand letters allege that the Funds' investment advisor, officers and Boards of Directors breached their duties related to the redemption of the Funds' auction preferred shares. A committee of independent Directors has been formed to evaluate the demand letters.

SOURCE: Cohen & Steers, Inc.

/CONTACT: Francis C. Poli, executive vice president and general counsel, Cohen & Steers, Inc., +1-212-446-9112

//Web site: http://cohenandsteers.com/
Symbol: NYSE: CNS

About Cohen & Steers
Cohen & Steers is a manager of income-oriented equity portfolios specializing in U.S. and international real estate securities, large cap value stocks, listed infrastructure and utilities, and preferred securities. The company also manages alternative investment strategies such as hedged real estate securities portfolios and private real estate multi-manager strategies for qualified investors. Headquartered in New York City, with offices in London, Brussels, Hong Kong and Seattle, Cohen & Steers serves individual and institutional investors through a broad range of investment vehicles.

EXHIBIT C

BARROWAYTOPAZ
KESSLERMELTZERCHECK LLP
ATTORNEYS AT LAW

Writer's Direct Dial: (484) 270-1448
E-Mail: mhynes@btkmc.com

August 6, 2010

VIA EMAIL AND FIRST-CLASS MAIL
Timothy Burke, Esquire
Bingham McCutchen LLP
One Federal Street
Boston, MA 02110-1726

Re: ***Cohen & Steers Shareholder Demands***

Dear Mr. Burke:

I write in response to your letter of July 30, 2010 regarding the shareholder demands made on behalf of our clients Daniel Livson, Sidney Korn and Lloyd Gammon (the "Demands"). Thank you for reaffirming the formation of a committee of purportedly independent directors (the "Committee") to review the issues raised by the Demands, and providing a timetable for the Committee's review. I would ask that you also please provide us with the following information in connection with the Committee:

- The names of the individuals who make up the Committee;
- The mandate of the Committee;
- The documents being reviewed by the Committee;
- The names of any individuals being interviewed by the Committee; and
- The names of any consultants retained by the Committee.

Furthermore, it is our understanding that Cohen & Steers' closed-end funds have redeemed all of their Auction Market Preferred Shares. Please confirm by August 11, 2010 whether this is in fact the case.

Thank you in advance for your attention to this matter.

Very truly yours,

BARROWAY TOPAZ KESSLER
MELTZER & CHECK, LLP

Michael J. Hynes

MJH/cp